JOHN F. STUART

KENNETH E. MOORE

OF COUNSEL

BARNET REITNER

ASSOCIATES

JOHN K. LANDAY

ANN COLVILLE MURPHY

October 10, 2007

VIA OVERNIGHT DELIVERY

Gregory Dundas, Esq.

Counsel

Mail Stop 4561

Financial Services Group

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Belvedere SoCal

Registration Statement on Form S-4

Filed March 20, 2007

File No. 333-141453

Dear Mr. Dundas:

This letter is written in response to your comment letter dated October 10, 2007, concerning the above captioned filing.

In addition to this response letter, Belvedere SoCal is also filing a fifth amendment to the S-4 that responds to your comments. New consents from each of the accounting firms are included in the Amendment. We continue to appreciate the Staff’s efforts in responding to the various issues that this filing has raised. Included with this letter please find two marked to show changes copies of the third amendment.

As requested, this letter is keyed to your comment letter and provides a detailed response to your comments.

Unaudited Pro Forma Combined Condensed Balance Sheet, page 15

Note F – For the acquisition of First Heritage Bank, N.A. page 18

1.	We note your disclosure of the purchase price allocation disclosure on page 19. Please tell us how you considered your intent to participate approximately $98 million of loans to First National Bank Holding Company and the reduction of the related funding in determining the assets being acquired and liabilities assumed.

Gregory Dundas, Esq.

United States Securities and Exchange Commission

October 10, 2007

Our client has advised us that the intent to participate loans back to First National Bank Holding Company as disclosed in Note N arose subsequent to the execution of the term sheet and as part of the continuing due diligence process. In the course of due diligence, legal lending limit and risk diversification issues arose and are still in the process of being resolved prior to the signing of the definitive agreement. Note N has been revised in response to your comments #1 and 2 to reflect more clearly that the $98 million amount is an assumed number, as is the related $110 million in unfunded commitments, based upon current analysis. In connection with the loans participated back to First National Bank Holding Company, our client has indicated that such participations will not include any “puts” or “calls” but our client will have a right of first refusal if First National Bank Holding Company should decide to subsequently sell the participations to a unaffiliated party.

In addition, we are further advised that our client is negotiating a right to purchase additional loan participations in the future from First National Bank Holding Company on terms and with credit criteria to be negotiated. It is not currently anticipated that this right to purchase additional loan participations will exceed the amount participated back to First National Bank Holding Company. First National Bank Holding Company, and not SoCal, will make the determination of which participations, if any, will actually be offered for purchase.

Note N, page 19

2.	Please revise to disclose the timing to the loan participations to First National Bank Holding Company and the reduction of funding in relation to the timing of the consummation of the acquisition. Clarify if the loan participations and reduction or related funding are included in the acquisition term sheet.

Note N has been revised in accordance with your comment and as indicated in our response to your comment #1.

Unaudited Financial Statements of Business of First National Bank Holding Company, page F-50

3.	We note you revised the amount of allowance for loan losses as of June 30, 2007 in response to comment three of our letter dated October 1, 2007. Please revise to clearly label the applicable revised financial statement columns as “restated.” Include a financial statement footnote describing the correction of the error and quantifying the impact on the financial statements. Refer to paragraph 26 of SFAS 154.

The financial statements have been labeled to reflect that they have been restated. A new footnote 2 has been added in response to the comment.

***********

Gregory Dundas, Esq.

United States Securities and Exchange Commission

October 10, 2007

We believe the enclosures to this letter and the fifth amendment to the S-4 adequately address your comments. I would be happy to discuss further with you any of the revisions made to the S-4 or any other response we have given. We look forward to the completion of the Commission’s review of this amendment to the S-4.

Very truly yours,

/s/ John F. Stuart

John F. Stuart

of REITNER, STUART & MOORE

john@reitnerandstuart.com

JFS:lw

encl.